UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of July 2017

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

Yad Harutzim 14
Tel Aviv 6770007, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

ABILITY INC.

On July 17, 2017, Ability Inc. (the “Company”) announced its financial results for the three months ended March 31, 2017.

2017 First Quarter Financial Summary

Due to the significant decline in revenues and an increase in legal and professional services fees, the Company has suffered losses from operations, and has a net capital deficiency that, along with other matters, raises a substantial doubt about its ability to continue as a going concern.

Revenues for the three months ended March 31, 2017 were $797,000 compared to $6.5 million for the three months ended March 31, 2016. The decrease was primarily due to customer adoption of ULIN, which has been much slower than the Company had anticipated, as well as decrease in sales of Company’s legacy products as a result of the ongoing transition to a revenue stream more focused on ULIN.

Cost of revenues for the three months ended March 31, 2017 were $620,000 compared to $3.2 million for the three months ended March 31, 2016, such decrease is consistent with the decrease in revenues.

Operating loss for the three months ended March 31, 2017 was $(3.1) million compared to operating income of $1.0 million in the three months ended March 31, 2016. The decrease was due to lower revenues, and higher general and administrative expenses, primarily increased legal and professional fees.

Net loss for the three months ended March 31, 2017 was $(3.0) million, or $(0.12) per basic and diluted share, compared to $(242,000), or $(0.01) per basic and diluted share, for the three months ended March 31, 2016. Negative EBITDA for the three months ended March 31, 2017 was $(2.9) million compared to positive EBITDA of $1.1 million in the three months ended March 31, 2016. Please refer to the financial tables below for a reconciliation of GAAP to Non-GAAP results.

Balance Sheet Highlights

Cash and cash equivalents as of March 31, 2017 totaled $8.5 million compared to $11.8 million as of December 31, 2016. Cash used in operating activities was $3.4 million for the first three months of 2017 compared with $1.2 million for the three months ended March 31, 2016. Shareholders' equity totaled $6.7 million as of March 31, 2017 compared to $9.7 million as of December 31, 2016.

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Ability Inc.

Consolidated Balance Sheets

	Unaudited	Audited
	March 31,	December 31,
	2017	2016
ASSETS	U.S. Dollar in thousands
CURRENT ASSETS:
Cash and cash equivalents	$8,470	$11,840
Restricted deposits	$1,861	$1,758
Restricted deposit for put option	$12,077	$12,028
Accounts receivable	$2,010	$3,173
Inventory	$302	$481
Accumulated costs with respect to projects in excess of progress payments	$-	$151
Due from Controlling Shareholders	$207	$196
Income tax receivable	$150	$267
Other current assets	$845	$353
Total Current Assets	$25,922	$30,247

NON-CURRENT ASSETS:
Other long term assets	$15	$-
Property and equipment, net	$1,646	$1,588
Total Non-Current Assets	$1,661	$1,588

Total Assets	$27,583	$31,835

LIABILITIES & SHAREHOLDER'S EQUITY:
CURRENT LIABILITIES:
Accrued payroll and other compensation related accruals	$156	$270
Trade accounts payable, accrued expenses and other accounts payable	$5,537	$4,952
Put option liability	$11,900	$11,900
Income tax payable	$44	$32
Accrued expenses and accounts payable with respect to Projects	$2,552	$4,734
Progress payments in excess of accumulated costs with respect to Projects	$426	$-
Total Current Liabilities	$20,615	$21,888

NON CURRENT LIABILITIES:
Other accounts payable	$15	$-
Accrued severance pay	$251	$245
Total Non Current Liabilities	$266	$245

Total Liabilities	$20,881	$22,133

SHAREHOLDERS' EQUITY
Preferred shares $0.0001 par value, 5,000,000 shares authorized, 0 shares issued and outstanding at March 31, 2017 and December 31, 2016	$-	$-
Ordinary shares $0.0001 par value, 200,000,000 shares authorized, 25,756,142 shares issued and outstanding at March 31, 2017 and December 31, 2016	$3	$3
Additional paid in capital	$18,560	$18,560
Accumulated deficit	$(11,861)	$(8,861)
Total Shareholders' Equity	$6,702	$9,702
Total Liabilities and Shareholders' Equity	$27,583	$31,835

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Ability Inc.

Consolidated Statements of Comprehensive Loss

	Unaudited
	Three months ended
	March 31,
	2017	2016
	U.S. Dollar in thousands, except per share data

Revenues	$797	$6,463
Cost of revenues	$620	$3,217
Gross profit	$177	$3,246

Sales and marketing expenses	$746	$1,207
General and administrative expenses	$2,486	$1,016
Operating income (loss)	$(3,055)	$1,023

Finance (income) expenses, net	$(67)	$21
Income (loss) before income tax	$(2,988)	$1,002

Income tax expenses	$12	$1,244
Net and comprehensive loss	$(3,000)	$(242)

Weighted-average ordinary shares outstanding - Basic and diluted	24,582,874	24,582,874

Loss per ordinary basic and diluted	$(0.12)	$(0.01)

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Ability Inc.

Consolidated Cash flows

	Unaudited
	Three months ended
	March 31,
	2017	2016
	U.S. Dollar in thousands
CASH FLOW FROM OPERATING ACTIVITIES
Net loss	$(3,000)	$(242)

Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	$43	$34
Amortization	$78	$-
Change in operating assets and liabilities:
Restricted deposits	$(103)	$(120)
Accounts receivable	$1,163	$(425)
Inventory*	$-	$(250)
Other current assets	$(492)	$1,661
Restricted deposit for put option	$(49)	$-
Accrued payroll and other compensation related accruals	$(114)	$218
Trade accounts payable, accrued expenses and other accounts payables*	$585	$(289)
Income tax payable	$129	$(1,121)
Accrued expenses and accounts payable with respect to Projects*	$(2,182)	$(1,271)
Progress payments in excess of accumulated costs with respect to Projects*	$577	$641
Accrued severance pay	$6	$-
Total adjustments	$(359)	$(922)
Net cash used in operating activities	$(3,359)	$(1,164)

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of Property and equipment	$-	$(128)
Net cash used in investing activities	$-	$(128)

CASH FLOWS FROM FINANCING ACTIVITIES:
Due from Controlling Shareholders *	$(11)	$(367)
Net cash used in financing activities	$(11)	$(367)

Net Change In Cash	$(3,370)	$(1,659)
CASH AT BEGINNING OF THE YEAR	$11,840	$25,829
CASH AND CASH EQUIVALENTS AT END OF THE FISCAL PERIOD	$8,470	$24,170

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid:
Interest and banks' charges	$6	$12
Income tax	$2	$-

*Reclassified

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Ability Inc.

Consolidated EBITDA

	Unaudited
	Three months ended
	March 31,
	2017	2016
	U.S. Dollar in thousands

Operating income (loss)	$(3,055)	$1,023
Depreciation	$43	$34
Amortization	$78	$-
EBITDA income (loss)	$(2,934)	$1,057

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABILITY INC.

By:	/s/ Anatoly Hurgin
Anatoly Hurgin
Chief Executive Officer

Date: July 17, 2017

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